TRANSALTA CORPORATION

NEWS RELEASE

TransAlta announces record annual and fourth quarter results

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2007 comparable1 earnings per share increased approximately 13 per cent to $1.31 versus $1.16 in 2006

▪

2007 cash flow from operations was $847.2 million

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Fourth quarter 2007 comparable1 earnings per share of $0.51 versus $0.46 in the same period 2006

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Fourth quarter 2007 cash flow from operations was $192.5 million

CALGARY, Alberta (Feb. 1, 2008) – TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) today reported 2007 comparable earnings of $264.3 million ($1.31 per share) versus $233.8 million ($1.16 per share) in 2006.  Strong production from Centralia Thermal along with improved pricing and lower fuel costs primarily drove year-over-year comparable double digit earnings growth. Included in comparable earnings is a mark-to-market loss of $28.9 million ($0.09 per share) in 2007 and a gain of $35.5 million ($0.12 per share) in 2006.

Net earnings for 2007, including one-time items, were $308.8 million ($1.53 per share) compared to $44.9 million ($0.22 per share) for 2006.  2007 net earnings include a one-time gain of approximately $66.1 million ($0.33 per share) resulting from the enactment of Bill C-28, which reduced the Canadian federal corporate income tax rate, and changes in our tax provisions. Also included is a $10.2 million ($0.05 per share) gain on the sale of equipment from Centralia Thermal. These gains were partially offset by a $28.2 million ($0.14 per share) charge related to a change in Mexican tax law. 2006 net earnings were impacted by a $153.6 million ($0.76 per share) after tax charge related to the decision to stop mining at TransAlta’s Centralia, Washington mine, an $84.4 million ($0.42 per share) charge related to the impairment of the Centralia Gas fired plant, and one time gains of $55.3 million ($0.27 per share) relating to Canadian tax changes.

Cash flow from operations for the year ended Dec. 31, 2007 was $847.2 million, compared to $489.6 million for the year ended Dec. 31, 2006. The increase in cash flow from operations in 2007 was driven by higher cash earnings and improved working capital. By comparison, in 2006, cash was consumed to build coal inventory at Centralia. Also included in 2007 cash flow from operations is a $185 million payment received Jan. 2, 2007 related to 2006 PPA revenues. This was partially offset by $115.5 million of 2007 revenues being received on Jan. 2, 2008.  While there is variability in the timing of PPA cash flows, 12 months of revenue payments were received throughout 2007.

Steve Snyder, TransAlta’s President and CEO, said, “2007 was another strong year for TransAlta. We achieved a 13 per cent increase in comparable earnings per share and record annual cash flow. A key contributor to the increase in comparable earnings was our Generation business, which delivered strong returns primarily driven by increased gross margins from our Centralia Thermal operations and improving market conditions in our key markets of Alberta and the Pacific Northwest.”

“As these results demonstrate, our strategy for creating shareholder value is working. We believe this strategy strikes an effective balance between dividends, share buybacks, portfolio optimization, and investment in future growth. We will continue our focus on strong execution. With a fuel diversified generation portfolio of assets, a strong balance sheet and an experienced team, we believe TransAlta is well positioned as a major regional western wholesale power generation company.”

In the fourth quarter 2007, TransAlta reported comparable earnings were $102.6 million ($0.51 per share) compared to $92.0 million ($0.46 per share) in the fourth quarter 2006. The increase in comparable earnings was driven by a $15.2 million increase in before mark-to-market gross margin from our Generation business due to higher production in Western and Eastern Canada, and increased prices and lower fuel costs at Centralia Thermal operations. Comparable earnings include $4.0 million and $35.5 million of mark-to-market gains in 2007 and 2006, respectively. Net earnings in the fourth quarter 2007 were $129.5 million ($0.64 per share) compared to a loss of $146.0 million ($0.72 per share) in 2006.

1 Comparable earnings is not defined under Canadian GAAP. Presenting earnings on a comparable basis from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods’ results. Refer to the Non-GAAP Measures section on page 23 of this news release for further discussion of comparable earnings, including a reconciliation to net earnings.

TRANSALTA CORPORATION / Q4 2007   1

Cash flow from operations in the fourth quarter of 2007 was $192.5 million, an increase of $114.8 million compared to $77.7 million earned in the same quarter in 2006. The increase was driven by higher cash earnings in 2007 as well as improved working capital.

Fleet availability for the year was 87.2 per cent compared to 89.0 per cent in 2006. The decrease in availability is attributed to the planned derates at Centralia Thermal during the transition to third party Powder River Basin coal. Fleet availability adjusted for the Centralia Thermal derates was 90.5 per cent. Fleet availability for the fourth quarter increased to 91.8 per cent compared to 89.9 per cent in the fourth quarter of 2006 due to lower planned and unplanned outages. Excluding Centralia Thermal derates, availability for the quarter was 94.0 per cent.

TransAlta will hold a conference call and web cast at 9 a.m. MST (11 a.m. EST) today to discuss year-end and fourth quarter 2007 results.  The call will begin with a short address by Steve Snyder, President and CEO, and Brian Burden, Executive Vice-President and CFO, followed by a question and answer period for investment analysts, investors, and other interested parties. A question and answer period for the media will immediately follow.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jennifer Pierce" as the moderator.

Dial-in numbers:
For local Calgary participants – (403)-232-6311
For local Toronto participants – (416)-883-0139
Toll-free North American participants – 1-888-458-1598
Participant pass code – 26326#

A link to the live web cast will be available via TransAlta’s website, www.transalta.com, under Web Casts in the Investor Relations section. If you are unable to participate in the call, the instant replay is accessible at 1-877-653-0545 with TransAlta pass code 603020#. A transcript will be posted on TransAlta’s website approximately one day after the conference call.

Note: If using a hands-free phone, lift the handset and press one to ask a question.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Senior Advisor, Media Relations

Director, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Email:  michael_lawrence@transalta.com

Phone:  (403) 267-7622

E-mail:  investor_relations@transalta.com

2   TRANSALTA CORPORATION / Q4 2007

RESULTS OF OPERATIONS

The results of operations are presented on a consolidated basis and by business segment.  We have two business segments: Generation and Corporate Development and Marketing (“CD&M”).  Our segments are supported by a corporate group that provides finance, treasury, legal, regulatory, environmental health and safety, sustainable development, corporate communications, government relations, information technology, human resources, internal audit, and other administrative support.

In this news release, the impact of foreign exchange fluctuations on foreign currency denominated transactions and balances is discussed with the relevant income statement and balance sheet items.  All dollar amounts in the tables are in millions of Canadian dollars, except per share amounts, unless otherwise stated.

The following table depicts key financial results and statistical operating data: 1

	3 months ended Dec. 31		Year ended Dec. 31
	2007	2006	2007	2006
Availability (%)	91.8	89.9	87.2	89.0
Production (GWh)	13,440	13,298	50,395	48,213
Revenue	$782.9	$752.0	$2,774.7	$2,677.6
Gross margin[1]	$434.9	$404.4	$1,544.0	$1,491.4
Operating income before mine closure and asset
impairment charges [1]	$183.5	$150.6	$541.1	$478.5
Mine closure charges	-	(191.9)	-	(191.9)
Asset impairment charges	-	(130.0)	-	(130.0)
Operating income (loss)[1]	$183.5	$(171.3)	$541.1	$156.6
Net earnings (loss)	$129.5	$(146.0)	$308.8	$44.9
Basic and diluted earnings (loss) per common
share	$0.64	$(0.72)	$1.53	$0.22
Cash flow from operating activities	$192.5	$77.7	$847.2	$489.6
Cash dividends declared per share	$0.25	$0.25	$1.00	$1.00

			Dec.31,2007	Dec.31,2006
Total assets			$7,178.7	$7,460.1
Total long-term financial liabilities			$2,880.7	$3,094.1

NET EARNINGS

For the three months ended Dec. 31, 2007, reported net earnings increased to $129.5 million from a $146.0 million loss and for the year ended Dec. 31, 2007, increased to $308.8 million from $44.9 million compared to the same periods in 2006. For the three months ended Dec. 31, 2007, comparable earnings2 were $102.6 million ($0.51 per common share) compared to $92.0 million ($0.46 per common share) in the same period in 2006.  For the year ended Dec. 31, 2007 comparable earnings were $264.3 million ($1.31 per common share), compared to $233.8 million ($1.16 per common share) over the same period in 2006.

1  Gross margin and Operating income are not defined under Canadian GAAP.  Refer to the Non-GAAP Measures section on page 23 of this news release for a further discussion of these items, including a reconciliation to net earnings.

2  Comparable earnings is not defined under Canadian GAAP. Presenting earnings on a comparable basis from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods’ results. Refer to the Non-GAAP Measures section on page 23 of this news release for further discussion of comparable earnings, including a reconciliation to net earnings.

TRANSALTA CORPORATION / Q4 2007   3

A reconciliation of net earnings is presented below:

	3 months ended	Year ended
	Dec. 31	Dec. 31
Net (loss) earnings, 2006	$(146.0)	$44.9
Increase in Generation gross margins (before mark-to-market gains and losses)	15.2	83.2
Generation mark-to-market losses	(31.5)	(64.4)
Writedown of coal inventory to lower of cost and market (2006)	44.4	44.4
Increase / (decrease) in CD&M margins	2.4	(10.6)
Decrease in operations, maintenance and administration costs	5.9	4.5
(Increase) / decrease in depreciation expense	(4.1)	4.4
Centralia Mine closure charges (2006)	191.9	191.9
Asset impairment charges (2006)	130.0	130.0
Gain on sale of Centralia mining equipment	0.6	15.7
Decrease in net interest expense	10.7	35.2
Increase in equity loss	(18.7)	(32.5)
Decrease in non-controlling interest	1.4	3.5
Increase in income tax expense	(72.6)	(146.2)
Other	(0.1)	4.8
Net earnings, 2007	$129.5	$308.8

Generation gross margins, before mark-to-market movements, increased by $15.2 million for the three months ended Dec. 31, 2007 as a result of lower planned outages and increased production in Western and Eastern Canada along with favourable contractual pricing and lower coal costs at Centralia Thermal partially offset by higher coal costs and lower prices in Western Canada and the strengthening of the Canadian dollar relative to the US dollar.

Generation gross margins, before mark-to-market movements, increased by $83.2 million for the year ended Dec. 31, 2007 as a result of lower planned outages at Western Canada combined with favourable pricing, higher production, and lower fuel costs at Centralia Thermal partially offset by higher coal costs and higher unplanned outages in Western Canada and the strengthening of the Canadian dollar relative to the US dollar.

There are certain contracts in our Generation fleet that do not qualify for hedge accounting or we have chosen not to designate these contracts as hedges.  For these contracts we recognize mark-to-market gains and losses resulting from changes in forward prices.  These changes in forward prices do not affect the final settlement amount received from these contracts.  The fair value of future contracts will continue to fluctuate as market prices change. For the three months ended Dec. 31, 2007, we recognized pre-tax mark-to-market gains of $4.0 million and for the year ended Dec. 31, 2007, we recognized pre-tax mark-to-market losses of $28.9 million as a result of changes in forward prices.  These amounts represented an increase in mark-to-market losses of $31.5 million and $64.4 million for the three months and year ended Dec. 31, 2007 compared to the same periods in 2006.

For the three months ended Dec. 31, 2007, gross margins in CD&M increased $2.4 million relative to the same period in 2006 due to an increase in Western region results.  For the year ended Dec. 31, 2007, gross margins decreased $10.6 million compared to the same period in 2006 due to decreased gas and Eastern region trading margins in 2007 as a result of natural gas market volatility and the strengthening of the Canadian dollar relative to the US dollar.

Operations, maintenance, and administration (“OM&A”) costs for the three months ended Dec. 31, 2007 decreased $5.9 million compared to the same period in 2006 due to lower operational spending across the Generation fleet and the strengthening of the Canadian dollar relative to the US dollar partially offset by higher planned maintenance and increased stock compensation costs as a result of a higher stock price.

OM&A costs for the year ended Dec. 31, 2007 decreased $4.5 million compared to the same period in 2006 primarily due to reduced operational spending across the Generation fleet and the strengthening of the Canadian dollar relative to the US dollar partially offset by the impact of the economic dispatch at our Centralia Thermal-fired plant (“Centralia Thermal”) in the second quarter of 2006, increased investment in our technological infrastructure, and higher stock compensation costs.

4   TRANSALTA CORPORATION / Q4 2007

Depreciation expense increased $4.1 million for the three months ended Dec. 31, 2007 compared to 2006 primarily due to the impact of recording asset retirement obligation (“ARO”) accretion expense at the Centralia Mine in depreciation and the reduced life of certain parts at Centralia Thermal as a result of planned modifications to allow the facility to burn purely powder river basin (“PRB”) coal. These items were partially offset by lower depreciation as a result of the impairment of the Centralia Gas-fired facility (“Centralia Gas”) recorded in 2006.

For the year ended Dec. 31, 2007, depreciation expense decreased $4.4 million compared to the same period in 2006 due to the impairment recorded in 2006 on turbines held in inventory as well as the above noted items.

During the fourth quarter we sold equipment previously used in our Centralia mining operations with a recorded value of $6.9 million, received proceeds of $7.5 million, and recorded a pre-tax gain of $0.6 million.  For the year ended Dec. 31, 2007 we sold equipment with a recorded value of $31.2 million, received proceeds of $46.9 million, and recorded a pre-tax gain of $15.7 million.

In 2006, TransAlta recorded mine closure costs related to the cessation of mining activities at the Centralia Coal mine.   The pre-tax charge was $236.3 million, comprised of $191.9 million of closure charges and $44.4 million related to the writedown of coal inventory to the lower of cost and market, which was recorded in cost of goods sold.  As well, in 2006, we recorded a $130.0 million pre-tax impairment charge on our Centralia Gas facility.

For the three months and year ended Dec. 31, 2007, net interest expense decreased $10.7 million and $35.2 million, respectively, mainly due to lower long-term debt levels, higher interest income on cash deposits, and the strengthening of the Canadian dollar relative to the US dollar.  For the three months and year ended Dec. 31, 2007, net debt1 increased by $10.1 million and decreased by $233.3 million, respectively.  Preferred securities of $175.0 million were repaid in the first quarter of 2007 and $216.6 million of long-term debt was repaid in the fourth quarter of 2007.

For the three months ended Dec. 31, 2007, equity loss increased $18.7 million due to increased tax expense as a result of changes in applicable Mexican tax laws, lower margins, and higher interest expense as a result of refinancing these subsidiaries partially offset by the recognition of deferred financing fees in 2006.

For the year ended Dec. 31, 2007, equity loss increased $32.5 million compared to the same period in 2006 due to the above mentioned items.

For the three months ended Dec. 31, 2007, non-controlling interests decreased by $1.4 million due to lower earnings at TransAlta Cogeneration, L.P. (“TA Cogen”) primarily as a result of lower margins at Sheerness partially offset by higher margins at Windsor.

For the year ended Dec. 31, 2007, non-controlling interests decreased by $3.5 million due to lower earnings at TA Cogen as a result of lower margins at Sheerness and Ottawa partially offset by higher margins at Meridian.

Income taxes increased compared to the same period in 2006, due to higher pre-tax earnings in 2007, lower benefit from tax rate reductions relating to prior periods, and tax recoveries on the 2006 asset impairment and mine closure charges partially offset by the recovery from resolution of uncertain tax positions in 2007.  Adjusting for these items, the effective tax rates for the quarter and year ended Dec. 31, 2007 were 23.0 per cent and 24.2 per cent compared to 22.6 per cent and 20.7 per cent respectively for the same periods in 2006.

CASH FLOW

Cash flow from operating activities for the three months ended Dec. 31, 2007 increased $114.8 million compared to the same period in 2006 due to higher cash earnings in 2007 partially offset by timing of collections of accounts receivable in 2007.  On Jan. 2, 2008 we received $115.5 million of payments related to 2007 revenues, as contractually scheduled, and these payments will appear in the first quarter cash flows for 2008.  While there is variability in the timing of cash collected, during 2007 we received twelve months of payments earned under the Power Purchase Agreements (“PPAs”).

1  Net debt is defined as short-term debt plus long-term debt and preferred securities and includes the current portion less cash.

TRANSALTA CORPORATION / Q4 2007   5

Cash flow from operating activities for the year ended Dec. 31, 2007 increased $357.6 million compared to the same period in 2006 mainly due to higher cash earnings, less cash being consumed in 2007 as in 2006 we spent additional cash building coal inventory at Centralia Thermal, and the collection of November 2006 revenues, as contractually scheduled, in January 2007, partially offset by payments received on Jan. 2, 2008 related to November 2007 revenues.   Three months of revenue payments were received in the fourth quarter.

At Dec. 31, 2007, our total debt (including non-recourse debt) to invested capital ratio1 was 46.8 per cent (44.2 per cent excluding non-recourse debt and restricted cash).  This is comparable to the Dec. 31, 2006 ratio of 44.2 per cent (41.0 per cent excluding non-recourse debt).

SIGNIFICANT EVENTS

Three months ended Dec. 31, 2007

Tax Rate Change

On Dec. 14, 2007, Bill C-28 received Royal Ascent, lowering the federal corporate income tax rate to 15 per cent by 2012.  Accordingly, this change has resulted in a future income tax benefit of $40.0 million which was recorded in the fourth quarter results.

TransAlta Power

On Dec. 6, 2007 Cheung Kong Infrastructure Holdings Limited (“CKI”), announced that it has paid for and acquired all of the limited partnership units of TransAlta Power, L.P. at the price of $8.38 in cash per unit. The transaction was valued at approximately $629 million.  This transaction had no material impact on us.

Year ended Dec. 31, 2007

Normal course issuer bid (“NCIB”) program

On Sept. 11, 2007, we announced an expansion of the NCIB program. We may purchase, for cancellation, up to 20.2 million of our common shares or approximately 10 per cent of the 202.0 million common shares issued and outstanding as at April 23, 2007.  The 2007 NCIB program started on May 3, 2007 and will continue until May 2, 2008.  Purchases will be made on the open market through the TSX at the market price of such shares at the time of acquisition.

For the three months and year ended Dec. 31, 2007, we purchased 1,468,200 and 2,371,800 shares, respectively, at an average price of $32.79 and $31.59 per share.  This purchase price was in excess of the weighted average book value of $8.92 per share, resulting in a reduction to retained earnings of $53.8 million.

	Three months	Year ended
	ended Dec. 31,	Dec. 31,
	2007	2007
Total shares purchased	1,468,200	2,371,800
Average purchase price per share	$32.79	$31.59
Total cash paid	$48.1	$74.9
Weighted average book value of shares cancelled	13.1	21.1
Reduction to retained earnings	$35.0	$53.8

1 This is a non-GAAP measure. This ratio is defined as (short-term debt + long-term debt – cash and interest-earning investments) / (debt + preferred securities + non-controlling interests + common equity).

6   TRANSALTA CORPORATION / Q4 2007

New Brunswick Power Purchase Agreement

On Jan. 19, 2007, we announced a 25 year contract with New Brunswick Power Distribution and Customer Service Corporation (“New Brunswick Power”) to provide 75 megawatts (“MW”) of wind power. We will construct, own, and operate a wind power facility in New Brunswick (“Kent Hills”).  Commercial operations are expected to begin by the end of 2008.

On July 17, 2007, we amended our power purchase agreement with New Brunswick Power to increase capacity under the agreement from 75 MW to 96 MW.  As a result, total capital costs for the Kent Hills wind power project will also increase by $40 million to $170 million.  We also signed a purchase and sale agreement with Vector Wind Energy, a wholly owned subsidiary of Canadian Hydro Developers Inc., for its Fairfield Hill wind power site.

Sundance Unit 4 Uprate

During the third quarter we completed an uprate on Unit 4 of our Sundance facility.  A final measurement took place in the fourth quarter of 2007 and the generating capacity added as a result of this uprate is 53 MW.

Greenhouse Gas Emissions Standards

Effective July 1, 2007, the Climate Change and Emissions Management Amendment Act was enacted into law in Alberta.  Under the legislation, baselines and targets for greenhouse gas emissions (“GHG”) intensity are set on a facility by facility basis.  The legislation requires a 12 per cent reduction in carbon emission intensity from a baseline established as at Dec. 31, 2007.  New facilities or those in operation for less than three years are exempt, however, upon the fourth year of operations, the facility baseline is established and gradually reduces by year of operation until the eighth year by which emissions must be 12 per cent below the established baseline.  Emissions over the baseline are subject to a charge that must be paid annually.  The PPAs for our Alberta based coal facilities contain change-in-law provisions that allow us to recover most compliance costs from the PPA customers.  After flow through the annual net compliance costs were $1.4 million for 2007 and are estimated to be approximately $5 million per year until we are able to meet the targets for GHG emissions under the Act.

Dragline deposit

On June 21, 2007, TransAlta Utilities Corporation, a wholly-owned subsidiary, entered into an agreement with Bucyrus Canada Limited and Bucyrus International Inc. for the purchase of a dragline to be used primarily in the supply of coal for the Keephills 3 joint venture project.  The total dragline purchase costs are approximately $150 million, with final payments for goods and services due by May 2010.  The total payments made under this agreement in 2007 were $18.0 million.

Keephills 3 Power Plant

On Feb. 26, 2007, we announced that we will be building the 450 MW Keephills 3 coal-fired power plant.  The plant will be developed jointly by EPCOR Utilities Inc. (“EPCOR”) and by us.  The capital cost of the project is expected to be approximately $1.6 billion, including associated mine capital, and is expected to begin commercial operations in the first quarter of 2011.  We own a 50 per cent interest in this unit.

SUBSEQUENT EVENTS

Dividend

On Jan. 31, 2008 our Board of Directors approved an increase to the annual dividend to common shareholders to $1.08 from $1.00 per share.  Our Board also declared a quarterly dividend of $0.27 per share on common shares payable April 1, 2008 to shareholders of record at the close of business March 1, 2008.

Greenhouse Gas Emissions

On Jan. 24, 2008 the Government of Alberta announced its intention to cut greenhouse gas emissions to 14 percent below 2005 levels by 2050 through developing and implementing carbon capture and storage technologies, developing conservation and energy efficiency programs, and through increased investment in clean energy technologies.  The first stage of this program is to create focus groups or task forces for each of these three areas and develop action plans.  We are assessing the impact of this proposal upon our operations and our

TRANSALTA CORPORATION / Q4 2007   7

own investment in environmental technologies and programs.  The PPA's for our Alberta based coal facilities contain change-in-law provisions that allow us to recover compliance costs from the PPA customers.

MARKET PRICES AND SPARK SPREADS

The change in prices of electricity, natural gas, and resulting spark spreads in our three major markets – Alberta, Ontario, and the Pacific Northwest Region of the United States, affect our Generation and Energy Trading businesses.  The average spot electricity prices and spark spread prices in these markets are presented below:

1 For a 7,000 Btu/KWh heat rate plant.

For the fourth quarter, spot prices in Alberta decreased almost 50 per cent relative to a year earlier, largely due to a lack of extreme price

8   TRANSALTA CORPORATION / Q4 2007

spike events in the quarter and unseasonably warmer weather.  There was a slight price increase in the Pacific Northwest and Ontario remained comparable to the same period in 2006.  Spark spreads decreased in Alberta, while increasing slightly in Ontario, and remaining comparable in the Pacific Northwest for the three months ended Dec. 31, 2007 compared to the same period in 2006.  The effect of these prices upon the margins from our generating facilities and our trading activities are described in further detail below.

DISCUSSION OF SEGMENTED RESULTS

TransAlta’s operating results by segment are presented below.

months ended Dec. 31, 2007	Generation	CD&M		Corporate	Total
Revenues	$770.2		$12.7	$-	$782.9
Fuel and purchased power	(348.0)		-	-	(348.0)
Gross margin	422.2		12.7	-	434.9
Operations, maintenance and administration	106.0		7.1	26.6	139.7
Depreciation and amortization	103.0		0.3	3.7	107.0
Taxes, other than income taxes	4.6		-	0.1	4.7
Intersegment cost allocation	6.8		(6.8)	-	-
Operating expenses	220.4		0.6	30.4	251.4
Operating income (loss)	$201.8		$12.1	$(30.4)	$183.5
Foreign exchange loss					(2.4)
Gain on sale of equipment					0.6
Net interest expense					(31.7)
Equity loss					(35.3)
Earnings before non-controlling interests and income taxes					$114.7

3 months ended Dec. 31, 2006	Generation	CD&M		Corporate	Total
Revenues	$741.7		$10.3	$-	$752.0
Fuel and purchased power	(347.6)		-	-	(347.6)
Gross margin	394.1		10.3	-	404.4
Operations, maintenance and administration	105.7		11.7	28.2	145.6
Depreciation and amortization	100.0		0.3	2.6	102.9
Taxes, other than income taxes	5.1		-	0.2	5.3
Intersegment cost allocation	6.8		(6.8)	-	-
Operating expenses	217.6		5.2	31.0	253.8
Mine closure charges	191.9		-	-	191.9
Asset impairment charges	130.0		-	-	130.0
Operating (loss) income	$(145.4)		$5.1	$(31.0)	$(171.3)
Foreign exchange loss					(1.7)
Net interest expense					(42.4)
Equity loss					(16.6)
Earnings before non-controlling interests and income taxes					$(232.0)

TRANSALTA CORPORATION / Q4 2007   9

Year ended December 31, 2007	Generation	CD&M		Corporate	Total
Revenues	$2,719.6		$55.1	$-	$2,774.7
Fuel and purchased power	(1,230.7)		-	-	(1,230.7)
Gross margin	1,488.9		55.1	-	1,544.0
Operations, maintenance and administration	446.9		33.7	96.2	576.8
Depreciation and amortization	391.3		1.4	13.2	405.9
Taxes, other than income taxes	19.9		-	0.3	20.2
Intersegment cost allocation	27.3		(27.3)	-	-
Operating expenses	885.4		7.8	109.7	1,002.9
Operating income (loss)	$603.5		$47.3	$(109.7)	$541.1
Foreign exchange gain					3.2
Gain on sale of equipment					15.7
Net interest expense					(133.3)
Equity loss					(49.5)
Earnings before non-controlling interests and income taxes					$377.2

Year ended Dec. 31, 2006	Generation	CD&M		Corporate	Total
Revenues	$2,611.9		$65.7	$-	$2,677.6
Fuel and purchased power	(1,186.2)		-	-	(1,186.2)
Gross margin	1,425.7		65.7	-	1,491.4
Operations, maintenance and administration	458.3		36.9	86.1	581.3
Depreciation and amortization	396.9		1.3	12.1	410.3
Taxes, other than income taxes	21.1		-	0.2	21.3
Intersegment cost allocation	27.8		(27.8)	-	-
Operating expenses	904.1		10.4	98.4	1,012.9
Mine closure charges	191.9		-	-	191.9
Asset impairment charges	130.0		-	-	130.0
Operating income (loss)	$199.7		$55.3	$(98.4)	$156.6
Foreign exchange loss					(0.5)
Net interest expense					(168.5)
Equity loss					(17.0)
Loss before non-controlling interests and income taxes					$(29.4)

GENERATION:  Owns and operates hydro, wind, geothermal, gas- and coal-fired plants and related mining operations in Canada, the U.S., and Australia.  Generation's revenues are derived from the availability and production of electricity and steam as well as ancillary services such as system support (see the detailed discussion of the four revenue streams in our annual report for the year ended Dec. 31, 2006).  At Dec. 31, 2007, Generation had 8,431 MW of gross generating capacity1 in operation (8,024 MW net ownership interest) and 321 MW net under construction.  For a full listing of all of our generating assets and the regions in which they operate, please refer to the MD&A contained in our 2006 annual report.

During the third quarter we completed an uprate on Unit 4 of our Sundance facility.  A final measurement took place in the fourth quarter and the generating capacity added as a result of this uprate is 53 MW.

1 TransAlta measures capacity as net maximum capacity (see glossary for definition of this and other key items) which is consistent with industry standards.  Capacity figures represent capacity owned and in operation unless otherwise stated.

10   TRANSALTA CORPORATION / Q4 2007

The results of the Generation segment are as follows:

		2007		2006
		Per installed		Per installed
3 months ended Dec. 31	Total	MWh[3]	Total MWh
Revenues	$770.2	$41.72	$741.7	$40.48
Fuel and purchased power	(348.0)	(18.85)	(347.6)	(18.97)
Gross margin	422.2	22.87	394.1	21.51
Operations, maintenance and administration	106.0	5.74	105.7	5.77
Depreciation and amortization	103.0	5.58	100.0	5.46
Taxes, other than income taxes	4.6	0.25	5.1	0.28
Intersegment cost allocation	6.8	0.37	6.8	0.37
Operating expenses	220.4	11.94	217.6	11.88
Operating income before mine closure and asset impairment
charges[2]	201.8	10.93	176.5	9.63
Mine closure costs	-	-	191.9	10.47
Asset impairment charges	-	-	130.0	7.10
Operating income	$201.8	$10.93	$(145.4)	$(7.94)
Installed capacity (GWh)	18,462		18,322
Production (GWh)	13,440		13,298
Availability (%)	91.8		89.9
		2007		2006
		Per installed		Per installed
Year ended Dec. 31	Total	MWh	Total	MWh
Revenues	$2,719.6	$37.03	$2,611.9	35.64
Fuel and purchased power	(1,230.7)	(16.76)	(1,186.2)	(16.19)
Gross margin	1,488.9	20.27	1,425.7	19.45
Operations, maintenance and administration	446.9	6.08	458.3	6.25
Depreciation and amortization	391.3	5.33	396.9	5.42
Taxes, other than income taxes	19.9	0.27	21.1	0.29
Intersegment cost allocation	27.3	0.37	27.8	0.38
Operating expenses	885.4	12.05	904.1	12.34
Operating income before mine closure and asset impairment
charges[1]	603.5	8.22	521.6	7.11
Mine closure charges	-	-	191.9	2.62
Asset impairment charges	-	-	130.0	1.77
Operating income	$603.5	$8.22	$199.7	$2.72
Installed capacity (GWh)	73,447		73,287
Production (GWh)	50,395		48,213
Availability (%)	87.2		89.0	1

1 Operating income before mine closure and asset impairment charges is not defined under Canadian GAAP. Refer to the Non-GAAP measure section on page 23 of this document for a reconciliation to net earnings.

2 Operating income before mine closure and asset impairment charges is not defined under Canadian GAAP. Refer to the Non-GAAP measure section on page 23 of this document for a reconciliation to net earnings.

3 We have traditionally presented gross margins and other key elements of the income statement on a per MWh produced. While for specific types of contracts this is an effective measure of profitability between periods, levels of production and associated revenues and costs are not comparable across all plants within the Generation segment. To better gauge overall fleet performance and return on the investment in assets, we have presented overall results on an installed MWh, which is a measure of overall fleet capacity.

TRANSALTA CORPORATION / Q4 2007   11

Availability

Availability for the three months ended Dec. 31, 2007 increased to 91.8 per cent from 89.9 per cent compared to the same period in 2006 mainly due to lower planned outages at Sarnia and Alberta Thermal and lower unplanned outages at Centralia Gas.

Availability for the year ended Dec. 31, 2007 decreased to 87.2 per cent from 89.0 per cent compared to the same period in 2006 primarily as a result of derating at Centralia Thermal mainly due to test burning PRB coal in the first and second quarters of 2007 and higher unplanned outages in Western Canada.  The underlying availability after adjusting for Centralia Thermal derates is 94.0 per cent and 90.5 per cent for the three months and year ended Dec. 31, 2007, respectively.

Production

Production for the fourth quarter increased 142 GWh compared to the same period in 2006 due to lower planned outages and higher excess energy at Alberta Thermal, lower planned outages and increased market demand at Sarnia partially offset by lower production at Centralia Gas and Poplar Creek.

For the year ended Dec. 31, 2007 production increased 2,182 GWh due to higher production at Centralia Thermal and lower planned outages and increased market demand at Sarnia partially offset by higher unplanned outages at Alberta Thermal.

Generation gross margins

Generation’s production volumes, electricity and steam production revenues and fuel and purchased power costs are presented below, by geographic region.

							Fuel &
							Purchased
				Fuel &		Revenue per	Power per	Gross Margin
	Production	Installed		Purchased	Gross	installed		installed per installed
3 months ended Dec. 31, 2007	(GWh)	(GWh)	Revenue	Power	Margin	MWh	MWh	MWh
Western Canada	8,736	11,436	$368.9	$122.0	$246.9	$32.26	$10.67	$21.59
Eastern Canada	1,059	1,793	118.1	80.5	$37.6	65.87	44.90	20.97
International	3,645	5,233	283.2	145.5	$137.7	54.12	27.80	26.32
	13,440	18,462	$770.2	$348.0	$422.2	$41.72	$18.85	$22.87

							Fuel &
				Fuel &			Purchased	Gross Margin
	Production	Installed		Purchased	Gross	Revenue per	Power per per installed
3 months ended Dec. 31, 2006	(GWh)	(GWh)	Revenue	Power	Margin	installed MWh	installed MWh	MWh
Western Canada	8,652	11,310	$373.4	$111.9	$261.5	$33.02	$9.89	$23.13
Eastern Canada	895	1,793	110.1	74.5	$35.6	61.41	41.56	19.85
International	3,751	5,219	258.2	161.2	$97.0	49.47	30.89	18.58
	13,298	18,322	$741.7	$347.6	$394.1	$40.48	$18.97	$21.51

							Fuel &
							Purchased
				Fuel &		Revenue per	Power per	Gross Margin
	Production	Installed		Purchased	Gross	installed		installed per installed
Year ended Dec. 31, 2007	(GWh)	(GWh)	Revenue	Power	Margin	MWh	MWh	MWh
Western Canada	33,398	45,385	$1,302.1	$449.4	$852.7	$28.69	$9.90	$18.79
Eastern Canada	3,775	7,173	442.9	302.6	$140.3	61.75	42.19	19.56
International	13,222	20,889	974.6	478.7	$495.9	46.66	22.92	23.74
	50,395	73,447	$2,719.6	$1,230.7	$1,488.9	$37.03	$16.76	$20.27

							Fuel &
				Fuel &		Revenue per	Purchased	Gross Margin
	Production	Installed		Purchased	Gross	installed	Power Per per installed
Year ended Dec. 31, 2006	(GWh)	(GWh)	Revenue	Power	Margin	MWh installed MWh		MWh
Western Canada	33,501	45,238	$1,291.4	$402.7	$888.7	$28.55	$8.90	$19.65
Eastern Canada	3,353	7,174	453.6	300.4	153.2	63.23	41.87	21.36
International	11,359	20,875	866.9	483.1	383.8	41.53	23.14	18.39
	48,213	73,287	$2,611.9	$1,186.2	$1,425.7	$35.64	$16.19	$19.45

12   TRANSALTA CORPORATION / Q4 2007

Western Canada

Our Western Canada assets consist of five coal units, three gas-fired facilities, thirteen hydro facilities, and three wind farms with a total gross generating capacity of 5,222 MW (4,937 MW net of ownership interest).  We are currently constructing a 450 MW coal-fired unit at our Keephills facility under a joint venture with EPCOR and we added 53 MW of capacity to Unit 4 at our Sundance facility. The additional unit at our Keephills facility is scheduled to enter commercial production in 2011.

Our Sundance, Keephills, and Sheerness plants and hydro facilities operate under PPAs with a gross generating capacity of 4,030 MW (3,835 MW net of ownership interest).  Under the PPAs, we earn monthly capacity revenues, which are designed to recover fixed costs and provide a return on capital for our plants and mines.  We also earn energy payments for the recovery of predetermined variable costs of producing energy, an incentive/penalty for achieving above/below the targeted availability and an excess energy payment for power production above committed capacity.  Additional capacity added to these units which are not included in capacity covered by the PPAs are sold on the merchant market.

Our Wabamun, Genesee 3, Summerview, and a portion of our Poplar Creek facilities sell their production on the merchant spot market.  In order to manage our exposure to changes in spot electricity prices as well as capture value, we use hedges to guarantee prices for production.

Due to their close physical proximity, three of our coal units, Sundance, Keephills, and Wabamun, are operated and managed collectively and are referred to as “Alberta Thermal.”

Our Castle River, McBride Lake, Meridian, Fort Saskatchewan, and a significant portion of our Poplar Creek assets earn revenues under long-term contracts for which revenues are derived from payments for capacity and/or the production of electrical energy and steam as well as for ancillary services.  These contracts are for an original term of at least ten years and payments do not fluctuate significantly with changes in levels of production.

Production for the three months ended Dec. 31, 2007 increased 84 GWh compared to the same period in 2006 due to lower planned outages (174 GWh) and increased excess energy production (106 GWh) at Alberta Thermal partially offset by lower spark spreads at Poplar Creek (40 GWh) and lower PPA customer demand at Sheerness (74 GWh) and Alberta Thermal (65 GWh).

For the year ended Dec. 31, 2007, production decreased 103 GWh due to higher unplanned outages at Alberta Thermal (586 GWh) partially offset by increased customer demand at Fort Saskatchewan (148 GWh), increased hydro production (149 GWh), lower planned and unplanned outages at Meridian (41 GWh), and lower planned outages at Alberta Thermal (146 GWh).

Gross margin for the three months ended Dec. 31, 2007 decreased $14.6 million ($1.54 per installed MWh), due to higher unplanned outages at Alberta Thermal ($5.3 million), higher coal costs ($6.3 million), and lower pricing ($35.3 million) partially offset by lower planned maintenance ($23.9 million), and higher excess energy at Alberta Thermal primarily due to an uprate on Unit 4 of our Sundance facility ($9.2 million).

Gross margin for the year ended Dec. 31, 2007 decreased $36.0 million ($0.86 per installed MWh) due to higher coal costs ($31.6 million), higher unplanned outages at Alberta Thermal ($40.0 million), and lower prices ($20.7 million) partially offset by favourable commercial settlements in the second quarter ($12.0 million), lower planned outages at Alberta Thermal ($15.8 million), higher excess energy at Alberta Thermal primarily due to an uprate on Unit 4 of our Sundance facility ($10.2 million), lower planned and unplanned outages at Sheerness ($6.2 million), and favourable production at Meridian ($3.5 million).

Eastern Canada

Our Eastern Canada assets consist of four gas fired facilities with a total gross generating capacity of 819 MW (697 MW net of ownership interest).  All four facilities earn revenue under long-term contracts for which revenues are derived from payments for capacity and/or the production of electrical energy and steam.  Kent Hills, a 96 MW wind farm located in New Brunswick, is currently under development and is scheduled to begin commercial operations in 2008.

TRANSALTA CORPORATION / Q4 2007   13

Production for the three months ended Dec. 31, 2007 increased 164 GWh primarily due to increased market demand and lower planned maintenance at Sarnia.

Production for the year ended Dec. 31, 2007 increased 422 GWh primarily resulting from favourable market demand and lower planned maintenance at Sarnia (350 GWh) and increased production at Ottawa due to gas sales in the first quarter of 2006 (81 GWh).

For the three months ended Dec. 31, 2007, gross margins increased $2.0 million ($1.12 per installed MWh) due to favourable contractual pricing and increased production.

For the year ended Dec. 31, 2007, gross margins decreased $12.9 million ($1.80 per installed MWh) mainly as a result of lower gas sales at Ottawa.

International

Our International assets consist of gas, coal, hydro, and geothermal assets in various locations in the United States with a gross generating capacity of 2,090 MW and gas and diesel fired assets in Australia with a generating capacity of 300 MW.  385 MW of our United States assets are operated by CE Gen, a joint venture owned 50 per cent by TransAlta.

Our Centralia Thermal, Centralia Gas, Binghamton, Power Resources, Skookumchuck, and one unit of our Imperial Valley assets are merchant facilities.  To reduce the volatility and risk in merchant markets, we use a variety of physical and financial hedges to secure prices received for electrical production.  The remainder of our international facilities operate under long-term contracts.

For the three months ended Dec. 31, 2007, production decreased 106 GWh due to unfavorable spark spreads at Centralia Gas (82 GWh) and from lower production at CE Gen (19 GWh) and Australia (15 GWh).

For the year ended Dec. 31, 2007, production increased 1,863 GWh due to lower unplanned outages at Centralia Thermal (714 GWh) and higher production at Centralia Thermal due to the facility being economically dispatched in the second quarter of 2006 (1,466 GWh) partially offset by lower production at Centralia Gas (238 GWh).

For the three months ended Dec. 31, 2007, gross margins increased $40.7 million ($7.74 per installed MWh) compared to the same period in 2006 due to higher realized prices at Centralia Thermal ($30.3 million), favorable coal pricing ($13.7 million), and the inventory writedown recorded in 2006 as a result of the cessation of mining activities at the Centralia Coal mine ($44.4 million) partially offset by lower unrealized mark-to-market gains in 2007 versus mark-to-market gains in 2006 ($32.3 million) and the strengthening of the Canadian dollar compared to the US dollar ($19.1 million).

For the year ended Dec. 31, 2007 gross margins increased $112.1 million ($5.35 per installed MWh) due to favourable market and contractual pricing at Centralia Thermal ($65.2 million), increased production at Centralia Thermal ($19.9 million), the writedown of coal inventory related to the cessation of mining activities at the Centralia Mine in 2006 ($44.4 million), favourable exchange rates and margins in Australia ($5.6 million) and lower coal costs at Centralia ($74.9 million) partially offset by mark-to-market losses in 2007 versus mark-to-market gains in 2006 ($63.6 million), the sale of emission credits at Centralia Thermal in the first quarter of 2006 ($7.2 million), and the strengthening of the Canadian dollar compared to the US dollar ($30.3 million).

Operations, maintenance and administration expense

For the three months ended Dec. 31, 2007, OM&A expense was comparable to the same period in 2006.

For the year ended Dec. 31, 2007, OM&A expense decreased by $11.4 million primarily due to lower operational spending, the strengthening of the Canadian dollar relative to the US dollar, and lower planned maintenance expenditures partially offset by savings realized from the economic dispatch at Centralia Thermal in the second quarter of 2006.

Depreciation expense

Depreciation expense increased $3.0 million for the three months ended Dec. 31, 2007 compared to 2006 primarily due to the recording of

14   TRANSALTA CORPORATION / Q4 2007

the ARO accretion expense at the Centralia Mine in depreciation ($2.4 million), reduced life of parts at Centralia Thermal ($5.5 million), and increased depreciation as a result of capital spending in 2006 ($1.9 million) partially offset by lower depreciation at Centralia Gas as a result of the impairment charge recorded in 2006 ($1.2 million), and the strengthening of the Canadian dollar versus the US dollar ($6.0 million).

For the year ended Dec. 31, 2007, depreciation expense decreased $5.6 million compared to the same period in 2006, due to the impairment recorded in 2006 on turbines held in inventory ($9.2 million), lower depreciation at Centralia Gas ($4.8 million), the strengthening of the Canadian dollar versus the US dollar ($8.7 million), and more parts replaced during planned maintenance in 2006 ($6.7 million) partially offset by the recording of ARO accretion at the Centralia Mine ($9.4 million), increased depreciation as a result of capital spending in 2006 ($5.0 million), and reduced life of certain parts at Centralia Thermal ($5.5 million).

For active mines, accretion expense related to ARO is included in cost of sales.  However, the Centralia mine is currently considered to be inactive and therefore, accretion expense is now recorded in depreciation expense.  In 2006, $2.2 million and $8.7 million of accretion expense related to the Centralia mine was recorded in cost of sales, respectively, for the three months and year ended Dec. 31, 2006.

Planned maintenance

The table below shows the amount of planned maintenance capitalized and expensed in the three months and year ended Dec. 31, 2007 and 2006, excluding CE Gen and Mexico:

	Coal		Gas and Hydro		Total
3 months ended Dec. 31	2007	2006	2007	2006	2007	2006
Capitalized	$11.9	$7.8	$5.4	$10.5	$17.3	$18.3
Expensed	2.5	-	0.3	-	2.8	-
	$14.4	$7.8	$5.7	$10.5	$20.1	$18.3

GWh lost	50	174	26	97	76	271

	Coal		Gas and Hydro		Total
Year ended Dec. 31	2007	2006	2007	2006	2007	2006
Capitalized	$62.0	$54.9	$16.0	$29.3	$78.0	$84.2
Expensed	52.3	53.4	1.7	2.0	54.0	55.4
	$114.3	$108.3	$17.7	$31.3	$132.0	$139.6

GWh lost	1,904	2,122	152	203	2,056	2,325

For the three months ended Dec. 31, 2007, production lost due to planned maintenance decreased by 195 GWh compared to the same period in 2006 mainly due to lower planned outages at Alberta Thermal (174 GWh) and Sarnia (65 GWh) along with the timing of maintenance at our other gas-fired facilities.

For the year ended Dec. 31, 2007, production lost due to planned maintenance decreased by 269 GWh due to lower planned outages at Sarnia (70 GWh), Centralia Thermal (80 GWh), and Alberta Thermal (146 GWh) partially offset by higher planned outages at Genesee 3 (50 GWh).

For the three months ended Dec. 31, 2007 total capitalized and expensed maintenance costs are comparable to the same period in 2006.

For the year ended Dec. 31, 2007 total capital and expensed maintenance costs decreased compared to the same period in 2006 primarily due to lower planned maintenance activity at our gas-fired facilities.

CORPORATE DEVELOPMENT AND MARKETING: derives revenue and earnings from the wholesale trading of electricity and other energy-related commodities and derivatives not supported by TransAlta owned generation assets.  CD&M also utilizes contracts of various durations for the forward sales of electricity and purchases of natural gas, coal and transmission capacity to effectively manage available generating capacity as well as fuel and transmission needs on behalf of Generation.  These results are included in the Generation segment.  Key performance indicators for CD&M’s proprietary trading include margins, while remaining within value at risk limits.

TRANSALTA CORPORATION / Q4 2007   15

Our Energy Trading activities utilize a variety of instruments to manage risk, earn trading revenue and gain market information.  Our trading strategies consist of shorter-term physical and financial trades in regions where we have assets and the markets that interconnect with those regions.  The portfolio primarily consists of physical and financial derivative instruments including forwards, swaps, futures, and options in various commodities.  These contracts meet the definition of trading activities and have been accounted for at fair value under Canadian GAAP.  Changes in the fair value of the portfolio are recognized in income in the period they occur.

While trading products are generally consistent between periods, positions held and resulting earnings impacts will vary due to current and forecasted external market conditions.  Positions for each region are established based on the market conditions and the risk reward ratio established for each trade at the time they are transacted.  Results, therefore, will vary regionally or by strategy from one reported period to the next.

OM&A costs incurred within CD&M are allocated to the Generation segment based on an estimate of operating expenses and an estimated percentage of resources dedicated to providing support and analysis. This fixed fee inter-segment allocation is represented as a cost recovery in CD&M and an operating expense within Generation.

Previously, we recorded revenues and related costs for contracts settled in real-time physical markets on a gross basis.  However, all of these contracts are held for trading, irrespective of the market in which they are settled.  Therefore, we have concluded that it is more representative of the actual trading activities of CD&M to report the results of these contracts on a net basis, consistent with FASB Emerging Issues Task Force (EITF 02-3) "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities."

Prior year balances have been reclassified to conform with the current year's presentation, as shown below.  Current year balances have been prepared in the following table using previously disclosed methodologies for information purposes only.

	3 months ended				Year ended
	Dec. 31, 2007	Dec. 31, 2006		Dec. 31, 2007		Dec. 31, 2006
Revenue	$76.8	$38.1		$272.9		$184.6
Trading purchases	(64.1)	(27.8)		(217.8)		(118.9)
Net revenue	$12.7	$10.3			$55.1	$65.7

The results of the CD&M segment, with all trading results presented net, are as follows:

	3 months ended Dec. 31			Year ended Dec. 31
	2007	2006		2007		2006
Gross margin	$12.7	$10.3	$	55.1	$	65.7
Operations, maintenance and administration	7.1	11.7		33.7		36.9
Depreciation and amortization	0.3	0.3		1.4		1.3
Intersegment cost allocation	(6.8)	(6.8)		(27.3)		(27.8)
Operating expenses	0.6	5.2		7.8		10.4
Operating income	$12.1	$5.1	$	47.3	$	55.3

For the three months ended Dec. 31, 2007, gross margin increased $2.4 million relative to the same period in 2006 mainly due to an increase in Western region results.

For the year ended Dec. 31, 2007, gross margins decreased $10.6 million compared to the same period in 2006 due to decreased gas and Eastern region trading margins in 2007 as a result of natural gas market volatility and the strengthening of the Canadian dollar relative to the US dollar.

OM&A costs for the three months and year ended Dec. 31, 2007 decreased $4.6 million and $3.2 million, respectively, compared to 2006 due to lower incentive costs as a result of decreased margins as well as lower project consulting expenses incurred during the year.

16   TRANSALTA CORPORATION / Q4 2007

The inter-segment cost allocations are consistent with prior comparable periods.

NET INTEREST EXPENSE

	3 months ended Dec. 31		Year ended Dec. 31
	2007	2006	2007	2006
Interest on long-term debt	$33.8	$45.6	$144.7	$155.5
Interest on short-term debt	7.4	2.4	26.3	12.7
Interest on preferred securities	-	3.4	-	13.6
Interest income	(5.6)	(9.0)	(31.7)	(13.3)
Capitalized interest	(3.9)	-	(6.0)	-
Net interest expense	$31.7	$42.4	$133.3	$168.5

For the three months ended Dec. 31, 2007, net interest expense decreased $10.7 million compared to the same period in 2006 due to lower long-term debt levels ($1.6 million), the strengthening of the Canadian dollar relative to the US dollar ($5.6 million), the recognition of financing costs in 2006 related to redemption of preferred securities ($4.5 million), the redemption of preferred securities in 2007 ($3.4 million), and interest capitalized related to assets under construction ($3.9 million) partially offset by lower interest income from cash deposits ($3.4 million) and higher short-term debt balances ($5.0 million).

For the year ended Dec. 31, 2007, net interest expense decreased $35.2 million compared to the same period in 2006 due to lower long-term debt balances ($10.8 million), the strengthening of the Canadian dollar relative to the US dollar ($13.2 million), the recognition of financing costs related to redemption of preferred securities ($4.5 million), the redemption of preferred securities ($13.6 million), higher interest on cash deposits ($18.4 million), and interest capitalized related to assets under construction ($6.0 million) partially offset by higher short-term debt balances ($13.6 million), and a gain recorded in 2006 on the unwinding of a net investment hedge in 2006 which was recorded as part of interest expense on long-term debt ($11.0 million).

EQUITY LOSS

As required under Accounting Guideline 15, Consolidation of Variable Interest Entities, of the Canadian Institute of Chartered Accountants (“CICA”), our Mexican operations are accounted for as equity subsidiaries. However, these plants are owned by TransAlta and managed as part of the Generation segment. The table below summarizes key information from these operations.

	3 months ended Dec. 31		Year ended Dec. 31
	2007	2006	2007	2006
Availability (%)	84.3	88.2	92.7	90.8
Production (GWh)	727	536	3,084	2,918
Equity loss	$(35.3)	$(16.6)	$(49.5)	$(17.0)
Capital expenditures	$-	$2.0	$1.0	$10.0
Operating cash flow	$(4.7)	$(8.6)	$(3.3)	$(7.2)
Interest expense	$5.6	$16.3	$27.4	$31.6

			Dec. 31, 2007	Dec. 31, 2006
Total assets			$450.5	$526.9
Total liabilities			$368.7	$404.1

For the three months ended Dec. 31, 2007 availability decreased due to higher unplanned outages at Campeche. For the year ended Dec. 31, 2007 availability increased primarily due to lower planned and unplanned outages at Chihuahua.

For the three months ended Dec. 31, 2007 production increased due to higher customer demand at Chihuahua and Campeche partially offset by higher unplanned outages at Campeche.  For the year ended Dec. 31, 2007 production increased due to higher customer demand at Chihuahua and lower planned outages at Campeche and Chihuahua.

TRANSALTA CORPORATION / Q4 2007   17

For the three months ended Dec. 31, 2007, equity loss increased $18.7 million as a result of increased tax expense recorded as a result of a change in tax law ($28.2 million), lower margins ($3.0 million), and higher interest costs offset by recognizing deferred financing fees as a result of refinancing these subsidiaries in 2006 ($10.2 million).

On Oct. 1, 2007 the Mexican government enacted law introducing a flat tax system starting Jan. 1, 2008.  The flat tax is a minimum tax whereby the greater of income tax or flat tax is paid.  In computing the flat tax, only 50 per cent of the undepreciated tax balance of certain capital assets acquired before Sept. 1, 2007 is deductible over 10 years.   In addition, no deduction or credit is permitted in respect of interest expense and net operating losses for income taxes as at Dec. 31, 2007 cannot be carried forward to shelter flat tax.  We have recorded a $28.2 million charge in equity income and a corresponding reduction in investments as a result of this change.

For the year ended Dec. 31, 2007, equity loss increased $32.5 million due to the income tax expense described above ($28.2 million), lower margins ($6.7 million), and increased interest costs as a result of refinancing these subsidiaries in 2006 ($13.2 million) partially offset by the recognition of deferred financing fees ($17.4 million).

INCOME TAXES

1

	3 months ended Dec. 31		Year ended Dec. 31
	2007	2006	2007	2006
Earnings (loss) before income taxes [1]	$100.7	$(247.4)	$329.2	$(80.9)
One time adjustments:
Coal inventory writedown	-	44.4	-	44.4
Mine closure charges	-	191.9	-	191.9
Asset impairment charges	-	130.0	-	130.0
Turbine impairment	-	-	-	9.6
Change in tax law in Mexico	28.2	-	28.2	-
Earnings before income taxes and other one time adjustments [1]	$128.9	$118.9	$357.4	$295.0
Income tax prior to adjustment for rate change [1]	29.6	26.9	86.5	61.2
Income tax recovery on one time adjustments	-	(128.3)	-	(131.7)
Income tax recovery from settlement of tax positions	(18.4)	-	(18.4)	-
Change in tax rate related to prior periods	(40.0)	-	(47.7)	(55.3)
Income tax expense (recovery) per financial statements	(28.8)	(101.4)	$20.4	$(125.8)
Net income	$129.5	$(146.0)	$308.8	$44.9
Effective tax rate (%)[2]	23.0	22.6	24.2	20.7 1

During the quarter, we settled certain taxation issues with the associated taxation authorities.  As a result, we recorded a future income tax recovery of $18.4 million related to these items.

As a result of reduction in Canadian federal and provincial tax rates expected to apply to future tax liabilities, income tax expense was reduced by $40.0 million and $47.7 million for the three months and year ended Dec. 31, 2007, respectively. The comparable figure for the year ended Dec. 31, 2006 was $55.3 million.

Adjusting for the items mentioned above, tax expense increased in the three months and year ended Dec. 31, 2007 from the same period in 2006 due to an increase in pre-tax income earnings and the effect of the change in mix of jurisdictions in which pre-tax income is earned.

1 Earnings before income taxes is not defined under Canadian GAAP.  Refer to the Non-GAAP Measures section on page 23 of this document for a further discussion of this item, including a reconciliation to net earnings.

2 Effective tax rate is defined as  earnings before income taxes and other one time adjustments divided by income tax prior to adjustment for rate change

18   TRANSALTA CORPORATION / Q4 2007

FINANCIAL POSITION

The following chart outlines significant changes in the consolidated balance sheet from Dec. 31, 2006 to Dec. 31, 2007:

The following chart outlines significant changes in the consolidated balance sheet from Dec. 31, 2006 to Dec. 31, 2007:
	Increase/
	(Decrease)	Explanation of change
Cash and cash equivalents	$(14.7)	Refer to Consolidated Statements of Cash Flows
Accounts receivable	(71.9)	Timing of receipt of contractually scheduled payments
Inventory	(22.9)	Lower inventory balances at Centralia Coal
		Decrease in exchange rates of $48.6 and return of funds to TransAlta of
Restricted cash	(105.4)	$56.8
Investments	(29.9)	Net loss and debt repayments by equity subsidiaries

Long-term receivables	(26.6)	Revised estimate and reclassification of the current portion to accounts
		receivable
Risk management assets (current and long-term)	77.9	Adopting new accounting standards on financial instruments and from price
		changes
Property, plant and equipment, net	75.4	Strengthening of the Canadian dollar compared to the US dollar and
		depreciation expense partially offset by capital additions
Goodwill	(12.6)	Strengthening of the Canadian dollar compared to the US dollar

Assets held for sale, net	(80.7)	Assets retained for use in reclamation activities and for use in operations at
		the Highvale mine combined with sale of other assets
Intangible assets	(82.9)	Amortization expense and the strengthening of the Canadian dollar
Short-term debt	288.9	Net increase in short-term debt

Accounts payable and accrued liabilities	32.1	Timing of operational payments and the strengthening of the Canadian
		dollar
Recourse long-term debt (including current portion)	(268.8)	Scheduled debt payments and strengthening of the Canadian dollar
		compared to the US dollar
Non-recourse long-term debt (including current portion)	(92.7)	Scheduled debt payments and strengthening of the Canadian dollar
		compared to the US dollar
Risk management liabilities (current and long-term)	262.9	Result of adopting new accounting standards on financial instruments and
		from price changes
Deferred credits and other long-term liabilities (including		Normal accretion expense less liabilities settled, payment of Centralia mine
	(83.7)
current portion)		closure costs, and revised ARO estimate
		Tax effect of adjustments related to new accounting standards on financial
Net future income tax liabilities (including current portions)	(92.7)	instruments and current year provisions
Non-controlling interests	(38.6)	Distributions in excess of earnings
Preferred securities (including current portion)	(175.0)	Preferred securities redeemed in the first quarter of 2007

Shareholders' equity	(129.4)	Adoption of new accounting standards, shares redeemed under the NCIB
		and dividends declared partially offset by net earnings and shares issued

TRANSALTA CORPORATION / Q4 2007   19

STATEMENTS OF CASH FLOWS

3 months ended Dec. 31	2007	2006	Explanation of change
Cash and cash equivalents, beginning of	$59.8	$98.8
period
Provided by (used in):

Operating activities	192.5	77.7	In 2007, cash inflows resulted from cash earnings of $249.6 million and cash
			outflows from working capital of $57.1 million due to timing of collection of revenues.

			In 2006, cash inflows resulted from lower cash earnings and timing of collection of revenues.

			In 2007 cash outflows were primarily due to additions to property, plant and
			equipment of $216.4 million partially offset by realized gains on financial instruments
Investing activities	(89.7)	(168.2)	of $107 million, proceeds on sale of assets of $7.5 million, and positive cash flow
			from restricted cash of $12.9 million.
			In 2006, cash outflows were primarily due to additions of property, plant and
			equipment of $59.6 million, and an increase in restricted cash of $332.9 million
			partially offset by a decrease in equity investments of $236.9 million.

			In 2007, cash outflows were due to net repayment of long-term debt of $216.6 and

Financing activities	(95.3)	59.2	dividends on common shares of $50.5 million partially offset by increase of short-
			term debt of $229.1 million, repurchase of common shares under the NCIB of $48.1
			million, and distributions to non-controlling interests of $23.4 million.

			In 2006, cash inflows were due to an increase in short-term debt of $224.0 million
			partially offset by dividends on common shares of $33.8 million and repayment of
			long-term debt of $112.9 million.
Translation of foreign currency cash	(16.4)	(1.9)
Cash and cash equivalents, end of
period	$50.9	$65.6

Year ended Dec. 31	2007	2006	Explanation of change
Cash and cash equivalents, beginning of	$65.6	$79.3
period
Provided by (used in):

			In 2007, cash inflows were due to cash earnings of $781.5 million and favorable
Operating activities	847.2	489.6	change in working capital of $65.7 million partially offset by the timing of collections
			of revenues.

			In 2006, cash inflows were due to timings of collections from customers, and lower
			cash earnings.

			In 2007, cash outflows were primarily due to additions of property, plant and
			equipment of $599.1 million and equity investment of $19.6 million partially offset by
Investing activities	(410.1)	(261.3)	realized gains on financial instruments of $107 million, proceeds on sale of property,
			plant and equipment at $46.9 million, and reduction in restricted cash of $56.8
			million.

			In 2006, cash outflows were related to capital expenditures of $223.7 million and an
			increase in restricted cash of $333.1 million, partially offset by a decrease in equity
			investments of $226.4 million, realized gains on net investment hedges of $53.9
			million and proceeds on sale of assets of $29.4 million.

			In 2007, cash outflows were due to dividends on common shares of $204.8 million,
			net repayment of long-term debt of $221.6, redemption of preferred securities of
Financing activities	(443.8)	(243.2)	$175.0 million, distributions paid to non-controlling interests of $86.5 million, and
			repurchase of common shares under the NCIB of $74.9 partially offset by an
			increase in short-term debt of $288.9

			In 2006, the cash used in financing activities increased due to repayment of long-
			term debt of $396.7 million, payment of distributions to non-controlling interests of
			$74.4 million, and dividend payments of $133.9 million, partially offset by an increase
			in short-term debt of $348.1 million.

Translation of foreign currency cash	(8.0)	1.2
Cash and cash equivalents, end of
period	$50.9	$65.6

20   TRANSALTA CORPORATION / Q4 2007

OUTLOOK

Current outlook

The key factors affecting the financial results for 2008 are the megawatt capacity in place, the availability of and production from generating assets, the margins applicable to non-contracted production, the costs of production, and the margins achieved on Energy Trading activities.

Production, availability and capacity

Generating capacity is expected to increase due to the completion of Kent Hills late in 2008.  Production and availability are expected to increase due to lower unplanned outages and from lower derates at Centralia following successful test burns in 2007, partially offset by higher planned maintenance.

Power Prices

For 2008, we see strong fundamentals in our core markets of Alberta and the Pacific Northwest.  We still expect to see strong demand growth and prices in Alberta in 2008.  In the Pacific Northwest and Ontario, prices are expected to strengthen slightly compared with 2007.  Our exposure to changes in prices in Ontario is minimized through our capacity contract at Sarnia.

Fuel costs

Mining coal in Alberta is subject to cost increases due to increased overburden removal, inflation, and diesel commodity prices.  Seasonal variations in coal mining at our Alberta mines are minimized through the application of standard costing.  2008 Alberta mining costs are expected to be consistent with those seen in 2007. Fuel at Centralia Thermal is purchased from an external supplier.  These contract prices are expected to increase slightly from those seen in 2007 due to contract and commodity escalations in these contracts.

Exposure to gas costs for facilities under long-term sales contracts are minimized to the extent possible through long-term gas purchase contracts.  Merchant gas facilities are exposed to the changes in spark spreads, as discussed in the Power Prices section.  We have not entered into fixed commodity agreements for gas for these merchant plants as gas will be purchased coincident with spot pricing.

Operations, maintenance and administration costs

OM&A costs per MWh of installed capacity are dependent on the timing and nature of maintenance activities.  OM&A costs per MWh of installed capacity are anticipated to increase in 2008 due to higher planned maintenance activities.

Change in estimate of certain components at Centralia Thermal

As a result of our decision to stop mining at the Centralia Coal mine, we are now procuring all of the coal used in production at Centralia Thermal from several selected third party vendors.  The coal that is delivered from these vendors is of a different chemical composition and has a different thermal content than the coal that was delivered from the Centralia Coal mine.  Previously, this externally sourced coal was blended with internally produced coal to maximize the output from Centralia Thermal.  However, with the cessation of mining, this internally produced coal is no longer available to be blended and therefore the coal being consumed is burning at a higher temperature and is producing a different mixture of ash.  The boiler and ash handling equipment at Centralia Thermal is not currently configured to run optimally at these higher temperatures or to produce the current level of ash.

During 2007, test burns were conducted to determine what equipment modifications needed to be performed to optimize this consumption of third party delivered coal.  At the end of the third quarter of 2007, a technical plan was completed identifying which components needed to be replaced to ensure continued maximum output from Centralia Thermal.  These equipment modifications are scheduled to occur during planned maintenance outages in 2008 and 2009.  As a result, the estimated useful life of the component parts that are to be replaced during these planned outages have been reduced and this change in estimate of useful life will be recognized over the period up to the related maintenance outage.

TRANSALTA CORPORATION / Q4 2007   21

As a result, depreciation expense will increase over the same comparative periods in 2006 by:

			2008				2009
	Q1	Q2		Q3	Q4	Q1		Q2
Increase in depreciation	5.5	5.5		1.3	1.3	1.3		1.3

Capital expenditures

Our capital expenditures are comprised of spending on sustaining our current operations and for growth activities.  The two components are described in greater detail below.

Sustaining expenditures

Sustaining expenditures include planned maintenance, regular expenditures on plant equipment, systems and related infrastructures, as well as investments in our mines.  For 2008, our estimate for total sustaining capital expenditures, excluding Mexico, is between $425 million and $460 million, allocated among:

•

$155 - $165 million for routine capital,

•

$100 - $110 million for mining equipment,

•

$60 - $65 million for equipment modifications at Centralia Thermal and

•

$110 - $120 million on planned maintenance as outlined in the following table:

	Coal	Gas and Hydro	Total
Capitalized	$65 - 70	$45 - 50	$110 - 120
Expensed	$65 - 70	$5 - 10	$70 - 80
	$130 - 140	$50 - 60	$180 - 200

GWh lost	2,200 - 2,300	425 - 475	2,625 - 2,775

In 2008, we expect to lose approximately 2,625 to 2,775 GWh of production due to planned maintenance. During 2008, we have no significant planned maintenance activities at our Mexican operations.

Growth expenditures

For 2008, our growth capital expenditures are estimated to be between $455 million and $475 million related to the development projects at Keephills 3 and Kent Hills.  Financing for these expenditures is expected to be provided by cash flow from operating activities and from borrowing capacity.

Energy trading

Earnings from our energy trading business are affected by prices in the market, the positions taken, and duration of those positions. We routinely monitor both the market and our exposure to maximize earnings while still maintaining an acceptable risk profile. Our objective is for proprietary trading to contribute annually between $50 million and $70 million in gross margin.

Exposure to fluctuations in foreign currencies

Our strategy is to minimize the impact of fluctuations in the Canadian dollar against the US dollar by offsetting foreign denominated assets with foreign denominated liabilities and foreign exchange contracts.  We also have foreign currency expenses, including interest charges, which mostly offset foreign currency revenues.

Net interest expense

Net interest expense for 2008 is expected to be higher due to increased borrowings as a result of growth. However, changes in interest rates and in the value of the Canadian dollar to the US dollar could affect the amount of net interest expense incurred.

22   TRANSALTA CORPORATION / Q4 2007

Liquidity and capital resources

With the anticipated increased volatility in power and gas markets, market trading opportunities are expected to increase, which can potentially cause the need for additional liquidity.  To mitigate this liquidity risk, we maintain $1.8 billion of committed credit facilities and monitor exposures to determine any expected liquidity requirements.

NON-GAAP MEASURES

We evaluate our performance and the performance of our business segments using a variety of measures.  Those discussed below are not defined under GAAP and therefore should not be considered in isolation or as an alternative to or more meaningful than, net income or cash flow from operating activities as determined in accordance with GAAP.  These measures are not necessarily comparable to a similarly titled measure of another company.

Each business unit assumes responsibility for its operating results measured to gross margin and operating income.  Operating income and gross margin provides management and investors with a measurement of operating performance which is readily comparable from period to period.

Gross margin and operating income are reconciled to net earnings below:

	3 months ended Dec. 31		Year ended Dec. 31
	2007	2006	2007	2006

Gross margin	$434.9	$404.4	$1,544.0	$1,491.4
Operating expenses	(251.4)	(253.8)	(1,002.9)	(1,012.9)
Operating income before mine closure and asset
impairment charges	183.5	150.6	541.1	478.5
Mine closure charges	-	(191.9)	-	(191.9)
Asset impairment charges	-	(130.0)	-	(130.0)
Operating income	183.5	(171.3)	541.1	156.6
Foreign exchange (loss) gain	(2.4)	(1.7)	3.2	(0.5)
Gain on sale of equipment	0.6	-	15.7	-
Net interest expense	(31.7)	(42.4)	(133.3)	(168.5)
Equity (loss) / income	(35.3)	(16.6)	(49.5)	(17.0)
Earnings before non-controlling interests and income taxes	114.7	(232.0)	377.2	(29.4)
Non-controlling interests	14.0	15.4	48.0	51.5
Earnings before income taxes	100.7	(247.4)	329.2	(80.9)
Income tax (recovery) / expense	(28.8)	(101.4)	20.4	(125.8)
Net earnings	$129.5	$(146.0)	$308.8	$44.9

Presenting earnings on a comparable basis from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods’ results.

In calculating comparable earnings for 2007, we have excluded the gains recorded on the sale of assets at the previously operated Centralia Coal mine as we do not normally dispose of large quantities of fixed assets.

In arriving at comparable earnings for 2006 we have excluded the turbine impairment charge recorded in the first quarter of 2006.

For both years we have excluded the impact of the tax rate changes, resolution of outstanding uncertain tax positions, and the tax law change in Mexico as they do no relate to current period earnings.

TRANSALTA CORPORATION / Q4 2007   23

	3 months ended Dec. 31		Year ended Dec. 31
	2007	2006	2007	2006
Earnings on a comparable basis	$102.6	$92.0	$264.3	$233.8
Sale of assets at Centralia	0.3	-	10.2	-
Change in life of Centralia parts, net of tax	(3.6)	-	(3.6)	-
Change in tax law in Mexico	(28.2)	-	(28.2)	-
Tax rate change	40.0	-	47.7	55.3
Turbine impairment, net of tax	-	-	-	(6.2)
Recovery from resolution of uncertain tax positions	18.4	-	18.4	-
Centralia Gas impairment, net of tax	-	(84.4)	-	(84.4)
Centralia Coal writedown, net of tax	-	(153.6)	-	(153.6)
Net earnings	$129.5	$(146.0)	$308.8	$44.9

Weighted average common shares outstanding in the period	201.9	202.0	202.5	200.8
Earnings on a comparable basis per share	$0.51	$0.46	$1.31	$1.16

Free cash flow is intended to demonstrate the amount of cash we have available to invest in capital growth initiatives, repay recourse debt or repurchase common shares.

The payment related to the cessation of mining activities at the Centralia Coal mine have also been excluded as they are one-time in nature.  Sustaining capital expenditures is total capital expenditures per the statement of cash flow less $83.4 million we have invested in growth projects in the fourth quarter of 2007.  For the year ended Dec. 31, 2007, we have invested $228.7 million in growth projects.

The reconciliation between cash flow from operating activities and free cash flow is calculated below:

	3 months ended Dec. 31		Year ended Dec. 31
	2007	2006	2007	2006
Cash flow from operating activities	$192.5	$77.7	$847.2	$489.6
Add (Deduct):
Sustaining capital expenditures	(179.7)	(52.4)	(417.1)	(213.7)
Dividends on common shares	(50.5)	(33.8)	(204.8)	(133.9)
Distribution to subsidiaries' non-controlling interest	(23.4)	(22.3)	(86.5)	(74.4)
Non-recourse debt repayments	(15.2)	(17.6)	(47.7)	(51.3)
Timing of contractualy scheduled payments	-	185.0	-	185.0
Centralia closure costs	-	-	24.2	-
Cash flows from equity investments	(4.7)	5.5	(4.3)	28.6
Free cash flow	$(81.0)	$142.1	$111.0	$229.9

Cash flows from equity investments represent operational cash flow from our equity subsidiaries less sustaining and growth capital expenditures.

24   TRANSALTA CORPORATION / Q4 2007

Selected Quarterly Information

(In million of Canadian dollars except per share amounts)

	Q1 2007	Q2 2007	Q3 2007	Q4 2007

Revenue	$668.6	$611.6	$711.6	$782.9
Net earnings	56.2	57.2	65.9	129.5
Basic earnings per common share	0.28	0.28	0.33	0.64
Diluted earnings per common share	0.28	0.28	0.33	0.64

	Q1 2006	Q2 2006	Q3 2006	Q4 2006

Revenue	$689.3	$580.3	$656.0	$752.0
Net earnings (loss)	69.2	86.4	35.3	(146.0)
Basic earnings (loss) per common share	0.35	0.43	0.18	(0.72)
Diluted earnings (loss) per common share	0.35	0.43	0.18	(0.72)

FORWARD-LOOKING STATEMENTS

This document and other reports and filings made with the securities regulatory authorities include forward-looking statements.  All forward-looking statements are based on TransAlta Corporation's beliefs and assumptions based on information available at the time the assumption was made.  In some cases, forward-looking statements can be identified by terms such as ‘may’, ‘will’, ‘believe’, ‘expect’, ‘potential’, ‘enable’, ‘continue’ or other comparable terminology.  The forward-looking statements relate to, among other things, statements regarding the anticipated business prospects and financial performance of TransAlta.  These statements are not guarantees of TransAlta's future performance and are subject to risks, uncertainties and other important factors that could cause the corporation’s actual performance to be materially different from those projected, including those material risks and assumptions discussed in this document under the heading ‘Outlook’ and in the MD&A in our annual report for the year ended Dec. 31, 2006 under the heading ‘Risk Factors and Risk Management’.  Some of the risks, uncertainties, and factors include, but are not limited to: legislative and regulatory developments that could affect revenues, costs associated with environmental compliance, overall costs, cost and availability of fuel to produce electricity, the speed and degree of competition entering the market; plant availability; global capital markets activity; timing and extent of changes in commodity prices, prevailing interest rates, currency exchange rates, inflation levels and general economic conditions where TransAlta Corporation operates; results of financing efforts; changes in counterparty risk; and the impact of accounting standards issued by Canadian standard setters.  Given these uncertainties, the reader should not place undue reliance on these forward-looking statements which is given as of the date it is expressed in this document or otherwise and TransAlta undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

TRANSALTA CORPORATION / Q4 2007   25

TRANSALTA CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

( In millions of Canadian Dollars except per share amounts)

	3 months ended Dec. 31		Year ended Dec. 31
Unaudited	2007	2006	2007	2006

Revenues	$782.9	$752.0	$2,774.7	$2,677.6
Fuel and purchased power	(348.0)	(347.6)	(1,230.7)	(1,186.2)
Gross margin	434.9	404.4	1,544.0	1,491.4
Operations, maintenance and administration	139.7	145.6	576.8	581.3
Depreciation and amortization	107.0	102.9	405.9	410.3
Taxes, other than income taxes	4.7	5.3	20.2	21.3
Operating expenses	251.4	253.8	1,002.9	1,012.9
Mine closure charges	-	191.9	-	191.9
Asset impairment charges	-	130.0	-	130.0
Operating income (loss)	183.5	(171.3)	541.1	156.6
Foreign exchange (loss) / gain	(2.4)	(1.7)	3.2	(0.5)
Gain on sale of equipment	0.6	-	15.7	-
Net interest expense	(31.7)	(42.4)	(133.3)	(168.5)
Equity loss	(35.3)	(16.6)	(49.5)	(17.0)
Earnings (loss) before non-controlling interests and income taxes	114.7	(232.0)	377.2	(29.4)
Non-controlling interests	14.0	15.4	48.0	51.5
Earnings (loss) before income taxes	100.7	(247.4)	329.2	(80.9)
Income tax (recovery) / expense	(28.8)	(101.4)	20.4	(125.8)
Net earnings (loss)	$129.5	$(146.0)	$308.8	$44.9
Retained earnings
Opening balance	718.5	906.6	710.0	866.1
Common share dividends	(50.5)	(50.6)	(202.5)	(201.0)
Shares cancelled under NCIB	(35.0)	-	(53.8)	-
Closing balance	$762.5	$710.0	$762.5	$710.0
Weighted average number of common shares outstanding in the
period	201.9	202.0	202.5	200.8

Net earnings (loss) per share, basic and diluted	$0.64	$(0.72)	$1.53	$0.22

26   TRANSALTA CORPORATION / Q4 2007

TRANSALTA CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(in millions of Canadian dollars)

	3 months ended Dec.31, 2007	3 months ended Dec. 31, 2006	Year ended Dec. 31, 2007	Year ended Dec. 31, 2006

Unaudited

Net earnings / (loss)	$129.5	$(146.0)	$308.8	$44.9
Other comprehensive loss / (income)
Income / (Losses) gains on translating net assets of self-	(30.1)	39.6	(196.2)	3.6
sustaining foreign operations

Gains (losses) on financial instruments designated as	50.3	(42.7)	240.7	(1.5)
hedges of self-sustaining foreign operations
Tax expense (recovery)	(8.1)	(4.5)	25.4	(0.3)
	58.4	(38.2)	215.3	(1.2)
Gains (losses) on translation of self-sustaining foreign
operations	28.3	1.4	19.1	2.4
Gains (losses) on derivatives designated as cash flow	49.2	-	(56.7)	-
hedges
Tax (recovery) expense	14.1	-	(15.9)	-
Gains (losses) on derivatives designated as cash flow
hedges	35.1	-	(40.8)	-

Gains on derivatives designated as cash flow hedges in
prior periods transferred to balance sheet in the current	0.7	-	0.7	-
period

Gains on derivatives designated as cash flow hedges in	11.9	-	25.2	-
prior periods transferred to net income in the current period
Tax recovery	2.0	-	7.2	-
	10.6	-	18.7	-
Other comprehensive income (loss)	74.0	1.4	(3.0)	2.4
Comprehensive income	$203.5	$(144.6)	$305.8	$47.3

TRANSALTA CORPORATION / Q4 2007   27

TRANSALTA CORPORATION

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

Unaudited	Dec. 31	Dec. 31
	2007	2006
ASSETS		(Restated 1 )
Current assets
Cash and cash equivalents	$50.9	$65.6
Accounts receivable	546.4	618.3
Prepaid expenses	8.9	9.1
Risk management assets	93.2	72.2
Future income tax assets	40.2	25.8
Income taxes receivable	48.8	47.6
Inventory	30.1	53.0
Current portion of other assets	-	5.4
	818.5	897.0
Restricted cash	242.4	347.8
Investments	124.6	154.5
Long-term receivables	5.6	32.2
Property, plant and equipment
Cost	8,592.7	8,190.1
Accumulated depreciation	(3,475.4)	(3,148.2)
	5,117.3	5,041.9

Assets held for sale, net	29.1	109.8
Goodwill	124.9	137.5
Intangible assets	209.2	292.1
Future income tax assets	302.5	294.0
Risk management assets	122.0	65.1
Other assets	82.6	88.2
Total assets	$7,178.7	$7,460.1
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	$650.8	$361.9
Accounts payable and accrued liabilities	474.0	441.9
Risk management liabilities	105.1	32.4
Income taxes payable	17.2	22.3
Future income tax liabilities	12.0	19.9
Dividends payable	49.3	51.5
Deferred credits and other current liabilities	40.9	48.5
Current portion of long-term debt - recourse	121.5	205.0
Current portion of long-term debt - non-recourse	32.3	44.7
Preferred securities	-	175.0
	1,503.1	1,403.1
Long-term debt - recourse	1,496.2	1,681.5
Long-term debt - non-recourse	209.3	289.6
Deferred credits and other long-term liabilities	334.3	410.4
Future income tax liabilities	636.7	698.6
Risk management liabilities	204.2	14.0
Non-controlling interests	496.4	535.0
Common shareholders' equity
Common shares	1,780.8	1,782.4
Retained earnings	762.5	710.0
Accumulated other comprehensive loss	(244.8)	(64.5)
Total shareholders' equity	2,298.5	2,427.9
Total liabilities and shareholders' equity	$7,178.7	$7,460.1

1 To present comparable 2006 balance sheet figures, prior year balances were reclassified.  Short-term and long-term risk management assets were increased by $11.2 million and $43.2 million respectively, and current and long-term portions of other assets were reduced by the corresponding amounts.  Short-term and long-term risk management liabilities were increased by $2.1 million and $13.0 million respectively, and current and long-term portions of deferred credits and other long-term liabilities were decreased by the corresponding amounts.  $64.5 million of cumulative losses on the translation of self-sustaining foreign subsidiaries was reclassified as the opening balance of accumulated other comprehensive income.

28   TRANSALTA CORPORATION / Q4 2007

TRANSALTA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

	3 months ended Dec. 31		Year ended Dec. 31
Unaudited	2007	2006	2007	2006
Operating activities
Net earnings / (loss)	$129.5	$(146.0)	$308.8	$44.9
Depreciation and amortization	112.9	108.9	415.1	437.8
Gain on sale of assets	(0.6)	-	(15.7)	-
Non-controlling interests	14.0	15.4	48.0	51.5
Asset retirement obligation accretion	4.3	5.0	23.6	21.5
Asset retirement costs settled	(14.2)	(10.2)	(38.4)	(29.2)
Future income taxes	(33.7)	(110.6)	(33.8)	(163.7)
Unrealized (gains) losses from risk management activities	(6.6)	(30.4)	26.3	(32.2)
Foreign exchange (gain)	2.4	1.7	(3.2)	0.5
Mine closure charges	-	191.9	-	191.9
Asset impairment charges	-	130.0	-	130.0
Equity loss	35.5	16.6	49.7	17.0
Other non-cash items	6.1	5.4	1.1	8.8
	249.6	177.7	781.5	678.8
Change in non-cash operating working capital balances	(57.1)	(100.0)	65.7	(189.2)
Cash flow from operating activities	192.5	77.7	847.2	489.6
Investing activities
Additions to property, plant and equipment	(216.4)	(59.6)	(599.1)	(223.7)
Proceeds on sale of property, plant and equipment	7.5	9.1	46.9	29.4
Equity investment	-	236.9	(19.6)	226.4
Restricted cash	12.9	(332.9)	56.8	(333.1)
Acquisition of Wailuku	-	-	-	(1.2)
Realized gains / (losses) on financial instruments	107.0	(6.8)	107.0	53.9
Proceeds on sale of long-term investments	-	-	-	3.0
Other	(0.7)	(14.9)	(2.1)	(16.0)
Cash flow used in investing activities	(89.7)	(168.2)	(410.1)	(261.3)
Financing activities
Increase in short-term debt	229.1	224.0	288.9	348.1
Net repayment of long-term debt	(216.6)	(112.9)	(221.6)	(396.7)
Dividends paid on common shares	(50.5)	(33.8)	(204.8)	(133.9)
Redemption of preferred securities	-	-	(175.0)	-
Funds paid to repurchase common shares under NCIB	(48.1)	-	(74.9)	-
Net proceeds on issuance of common shares	5.1	4.4	19.5	12.9
Decrease / (Increase) in advances to TransAlta Power, LP	2.6	(0.2)	6.1	0.8
Distributions to subsidiaries' non-controlling interests	(23.4)	(22.3)	(86.5)	(74.4)
Other	6.5	-	4.5	-
Cash flow used in financing activities	(95.3)	59.2	(443.8)	(243.2)
Cash flow from operating, investing and financing activities	7.5	(31.3)	(6.7)	(14.9)
Effect of translation on foreign currency cash	(16.4)	(1.9)	(8.0)	1.2
Increase / (decrease) in cash and cash equivalents	(8.9)	(33.2)	(14.7)	(13.7)
Cash and cash equivalents, beginning of period	59.8	98.8	65.6	79.3
Cash and cash equivalents, end of period	$50.9	$65.6	$50.9	$65.6
Cash taxes paid	$13.3	$12.5	$75.1	$35.6
Cash interest paid	$52.7	$67.8	$141.7	$181.2

TRANSALTA CORPORATION / Q4 2007   29

S U P P L E M E N T A L I N F O R M A T I O N
(Annualized)		Dec. 31		Dec. 31
		2007		2006
Closing market price		$33.35		$26.64
Price range (last 12 months)	High	$34.00		$26.91
	Low	$23.76		$20.22
Debt/invested capital (including non recourse debt)		46.8%		44.5%
Debt/invested capital (excluding non recourse debt)		44.2%		41.0%
Return on common shareholders' equity		13.1%		1.8%
Return on invested capital		9.8%[1]		2.4%
Book value per share		$11.39		$11.99
Cash dividends per share		$1.00		$1.00
Price/earnings ratio (times)		21.8	x	121.1	x
Earnings coverage		3.3	x	0.5	x
Dividend payout ratio		65.6%		447.7%
Dividend coverage (times)		4.2	x	2.4	x
Dividend Yield		3.0%		3.8%
Cash Flow to Debt		30.7%		26.2%
1 Return on invested capital for 2007 excludes the tax charge related to Mexico.

Ratio Formulas

Debt/invested capital = (short-term debt + long-term debt – cash and interest-earning investments) / (debt + preferred securities + non-controlling interests + common equity)

Return on common shareholders’ equity = net earnings excluding gain on discontinued operations / average of opening and closing common equity

Return on invested capital = (earnings before non-controlling interests and income taxes + net interest expense) / average annual invested capital

Book value per share = common shareholders’ equity / common shares outstanding

Price/earnings ratio = current year’s close / basic earnings per share from continuing operations

Earnings coverage = (net earnings + income taxes + net interest expense) / (net interest expense + capitalized interest)

Cash flow to total debt = cash flow from operations before changes in working capital / two-year average of total debt

Dividend payout = dividends / net earnings excluding gain on discontinued operations

Dividend coverage = cash flow from operating activities / common share dividends

Dividend yield = dividend per common share / current period’s close price

30   TRANSALTA CORPORATION / Q4 2007

GLOSSARY OF KEY TERMS

Availability - A measure of time, expressed as a percentage of continuous operation 24 hours a day, 365 days a year, that a generating unit is capable of generating electricity, whether or not it is actually generating electricity.

Btu (British Thermal Unit) - A measure of energy. The amount of energy required to raise the temperature of one pound of water one degree Fahrenheit, when the water is near 39.2 degrees Fahrenheit.

Capacity - The rated continuous load-carrying ability, expressed in megawatts of generation equipment.

Derate - To lower the rated electrical capability of a power generating facility or unit.

Gigawatt - A measure of electric power equal to 1,000 megawatts.

Gigawatt hour (GWh) - A measure of electricity consumption equivalent to the use of 1,000 megawatts of power over a period of one hour.

Heat rate - A measure of conversion, expressed as Btu/MW, of the amount of thermal energy required to generate electrical energy.

Megawatt - A measure of electric power equal to 1,000,000 watts.

Megawatt hour (MWh) - A measure of electricity consumption equivalent to the use of 1,000,000 watts of power over a period of one hour.

Net maximum capacity - The maximum capacity or effective rating, modified for ambient limitations that a generating unit or power plant can sustain over a specific period, less the capacity used to supply the demand of station service or auxiliary needs.

Spark spread - A measure of gross margin per MW (sales price less cost of fuel).

TRANSALTA CORPORATION / Q4 2007   31

TransAlta Corporation

Box 1900, Station “M”

110 - 12th Avenue S.W.

Calgary, Alberta Canada T2P 2M1

Phone

403.267.7110

Website

www.transalta.com

CIBC Mellon Trust Company

P.O. Box 7010 Adelaide Street Station

Toronto, Ontario Canada M5C 2W9

Phone

Toll-free in North America: 1.800.387.0825

Toronto or outside North America: 416.643.5500

Fax

416.643.5501

Website

www.cibcmellon.com

FOR MORE INFORMATION

Media inquiries

Michael Lawrence

Senior Advisor, Media Relations

Phone

403.267.7330

E-mail

media_relations@transalta.com

Investor inquiries

Jennifer Pierce, MA, MBA

Director, Investor Relations

Phone

1.800.387.3598 in Canada and United States

or 403.267.2520

Fax

403.267.2590

E-mail

investor_relations@transalta.com

32   TRANSALTA CORPORATION / Q4 2007